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INAPA - INVESTIMENTOS, PARTICIPAÇÕES E GESTÃO, S.A.



Securities and Exchange
Commission
Division of Corporate Finance
Office of International Corporate
Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC 20549

Lisboa, 2nd July 2003

Dear Sirs,

As a consequence of a previous decision of our board, please consider the closing of our file nº 82-4864 on the Securities and Exchange Commission and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934 we would like to inform this Commission and the Markets about this decision.

Best regards

António Domingues
Investor Relations

dlw 7/9

[illegible] 1260-064 LISBOA Tel.: (+351) 21 382 30 00 Fax: (+351) 21 382 30 01 info@inapa.pt www.inapa.pt